NEWS RELEASE 07-54	Nov. 23, 2007

ONGOING DRILL RESULTS STRENGTHEN SIGNIFICANCE OF HALILAGA COPPER-GOLD PORPHYRY

Fronteer Development Group (TSX and AMEX – FRG)(“Fronteer” or “Company”) is pleased to announce that new drilling at its 40% owned Halilaga porphyry copper-gold deposit in northwestern Turkey continues to strengthen the economic potential of this significant discovery.

Results from drill hole HD-16 returned:

  0.35% copper and 0.48 grams per tonne gold over 116.9 metres, including 0.54% copper and 0.72 grams per tonne gold over 30.8 metres (see table below for complete drill results).

HD-16 is the last hole from this year’s Halilaga exploration program, which consisted of 6,346 metres of drilling. Twelve drill holes have defined an area called the Central Zone, measuring at least 1,000 metres in length and up to 400 metres in width, with average mineralized intervals of greater than 200 metres in thickness (see Fronteer press release 07-40).

The Central Zone is open to the north, south and east. The zone is one of several targets on the Halilaga property which have similar geochemical and geophysical signatures as the Central Zone.

“Halilaga has many of the hallmarks of a world-class porphyry deposit in terms of size, grade and continuity,” says Fronteer President and CEO Mark O’Dea. “Ongoing drill results continue to build on the economic significance of this copper-gold property.”

HD-16 drill results:

Hole No.	Zone		From	To	Interval*	Au	Cu
			(m)	(m)	(m)	(g/t)%
HD-16	Kestane		0.0	314.2	314.2	0.29	0.24
		Including	0.0	190.2	190.2	0.38	0.29
		Including	54.9	171.8	116.9	0.48	0.35
		Including	54.9	133.6	78.7	0.55	0.40
		Including	54.9	85.7	30.8	0.72	0.54

*Note: The true width of the mineralized zones is estimated to be approximately 90% of those stated.

For a map showing the distribution of drill holes at Halilaga, please use the following link: www.fronteergroup.com/i/IR/HalilagaHD16.jpg

Halilaga is located along the same 30-km-long mineral belt as Agi Dagi and Kirazli, anchor assets in Fronteer’s copper-gold portfolio in northwestern Turkey. Teck Cominco Limited's Turkish subsidiary (“TCAM”) recently earned-back a 60% interest in Halilaga, Agi Dagi and Kirazli (see Press Release 07-43). TCAM may elect to earn an additional 10% interest in Halilaga by completing a feasibility study within the next four years. If a production decision is made, TCAM will use its best efforts to arrange project debt financing for at least 60% of the capital costs and offer to loan Fronteer the remaining equity component of project financing at commercial lending rates.

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, Vice President,

Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC. The orientation of mineralized zones is interpreted to be near horizontal and true widths are approximately 90 percent of those stated.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$98.5 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three world-class gold and copper-gold projects in Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 46.7% interest in Aurora Energy Resources Inc. (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Dr. Mark O’Dea, President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.